Exhibit 99.2

Algonquin Power & Utilities Corp. Announces 2014 Fourth Quarter and Year End Financial Results

OAKVILLE, ON, March 16, 2015 /CNW/ - Algonquin Power & Utilities Corp. (TSX: AQN) (“APUC”) today announced financial results for the fourth quarter and year ended December 31, 2014.

Financial Highlights:

•	For the fourth quarter of 2014, revenue was $259.3 million compared to $205.3 million in the fourth quarter of 2013. The increase in revenue is primarily the result of the acquisition of the New England Gas System, higher customer demand at Granite State Electric System and at the EnergyNorth, Midstates, and Peach State Natural Gas Systems, the impact of rate case settlements, increased hydrology and wind resources, and the impact of the stronger U.S. dollar. For the year 2014, APUC generated revenue of $943.6 million as compared to $675.3 million in 2013.

•	APUC reported net earnings from continuing operations of $33.1 million or $0.13 per share in the fourth quarter of 2014 compared to net earnings from continuing operations of $19.8 million or $0.09 per share in the fourth quarter of 2013. APUC reported net earnings from continuing operations of $77.8 million or $0.32 per share for the year 2014 as compared to $62.3 million or $0.28 per share in 2013.

•	APUC reported adjusted net earnings[1] of $35.2 million or $0.14 per share in the fourth quarter of 2014 compared to adjusted net earnings[1] of $18.8 million or $0.08 per share in the fourth quarter of 2013. APUC reported adjusted net earnings1 of $88.4 million or $0.37 per share for the year 2014 as compared to $59.5 million or $0.26 per share in 2013.

•	In the fourth quarter of 2014, Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization (“Adjusted EBITDA” 1) was $84.3 million compared to $68.5 million in the fourth quarter of 2013. The increase was primarily due to acquisitions completed in December 2013, the impact of rate case settlements, increased hydrology and wind resources, and increased demand at the EnergyNorth and Midstates Gas Systems. APUC reported Adjusted EBITDA[1] of $290.6 million for the year 2014 compared to $228.1 million in 2013. The increase in Adjusted EBITDA[1] was primarily due to the full year impact of acquisitions completed in 2013, the impact of rate case settlements, increased customer demand for gas distribution, and an increase in Renewable Energy Credit sales.

Fourth Quarter Growth Highlights:

•	On December 2, 2014, phase I of the 24 MW St. Damase wind facility reached commercial operations. The facility is expected to generate 76,900 MW-hrs of electricity annually with the power sold under a 20 year Power Purchase Agreement with Hydro Quebec. It is expected that the turbines and other components utilized in the first phase of the project will qualify as Canadian Renewable and Conservation Expense, and therefore approximately $16.6 million of capital costs will be eligible for a refundable Quebec tax credit.

•	On November 24, 2014, APUC announced that it intends to proceed with a 10 MW solar project adjacent to its 20 MW Bakersfield I Solar project in Kern County, California, which is currently under construction. The phase II expansion project has a 20 year Power Purchase Agreement with a large California based electric utility. The total project cost for Bakersfield II Solar is expected to be approximately U.S. $27.0 million, and, consistent with financing structures utilized for U.S. based renewable energy projects, approximately 40% will be sourced from certain tax equity investors.

•	During the quarter, significant progress was achieved on the advancement of APUC’s power development projects.

•	Construction efforts continue with the 20 MW Bakersfield I Solar project in Kern County, California, which was placed in service on December 30, 2014. The project is expected to commence operations in the first quarter of 2015.

•	Construction of the 23 MW Morse wind power generating station in Saskatchewan is in the final stages. Installation of access roads and foundations are complete, turbine delivery commenced in January 2015, and the facility is expected to be operational by the end of the first quarter.

•	On January 2, 2015, the Distribution Group completed the acquisition of New Hampshire Gas for a purchase price of approximately U.S. $3 million, subject to certain closing adjustments. The New Hampshire Gas System is a regulated propane gas distribution utility located in Keene, New Hampshire, which services approximately 1,200 customers.

•	On November 24, 2014, APUC announced its agreement to participate in a natural gas pipeline transmission project. In partnership with Kinder Morgan Operating L.P., APUC’s transmission group plans to undertake the development, construction, and ownership of a 30-inch or 36-inch natural gas transmission pipeline to be located between Wright, New York and Dracut, Massachusetts. Under the agreement, APUC will initially subscribe for a 2.5% interest in the project with an opportunity to increase its participation to 10%. The total capital investment opportunity for APUC could be up to U.S. $400 million, depending on the final pipeline configuration and design capacity.

Fourth Quarter Corporate Highlights:

•	On December 11, 2014, APUC completed a public offering of 10,055,000 common shares at a price of $9.95 per share, for gross proceeds of approximately $100 million. Net proceeds of the offering will be used to finance certain of APUC’s previously disclosed growth opportunities, reduce amounts outstanding on APUC’s credit facilities, and for general corporate purposes.

•	Concurrent with the above noted offering, APUC and Emera entered into a subscription agreement to which Emera agreed to subscribe for an aggregate of 3,316,583 Subscription Receipts at a price of $9.95 per Subscription Receipt, for a subscription price of $33 million. The proceeds of the private placement will be used to partially finance recent acquisitions.

“We believe that the 2014 accomplishments reinforce the organization’s ability to continue growing earnings, cash flows and dividends for our shareholders and were pleased with the 37% total shareholder return delivered in 2014,” commented Ian Robertson, Chief Executive Officer of APUC. “We have also succeeded in positioning the company for further growth in 2015 and beyond through our previously announced acquisitions and continued progress on our development projects. With the creation of our Transmission Group we are now a single utility company participating across the entire utility business spectrum.”

APUC’s supplemental information is available on the web site at www.AlgonquinPowerandUtilities.com.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Monday, March 16, 2015, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details:

Date: Monday, March 16, 2015

Start Time: 10:00 a.m. eastern time

Phone Number: Toll free within North America: 1-866-530-1553 or Local: 416-847-6330

Conference ID: 8356985

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-888-203-1112 or 647-436-0148 access code 8356985 from March 16, 2015 until March 29, 2015.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $4.1 billion North American diversified generation, transmission and distribution utility. The distribution business group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 488,000 customers. The non-regulated generation business group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,150 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information and non-GAAP Financial Measures

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

(1)	Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures

The terms “adjusted net earnings” and Adjusted EBITDA, are used in this press release. The terms “adjusted net earnings” and Adjusted EBITDA are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings” and Adjusted EBITDA, consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings” and Adjusted EBITDA can be found in the Management’s Discussion & Analysis for the year ended December 31, 2014.

Adjusted net earnings

Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted net earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.

Adjusted EBITDA

EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 06:00e 16-MAR-15